Exhibit 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in this Registration Statement on Form S-8 of our reports dated February 26, 2010, relating to the consolidated financial statements and financial statement schedule of IDEX Corporation and subsidiaries (the “Company”) (which report expresses an unqualified opinion and includes an explanatory paragraph referring to the Company’s change in the method of accounting for 85% of the Company’s inventories from the last-in, first-out method to the first-in, first-out method in 2009), and the effectiveness of IDEX Corporation’s internal control over financial reporting, appearing in the Annual Report on Form 10-K of IDEX Corporation and subsidiaries for the year ended December 31, 2009.

/s/ Deloitte & Touche LLP
Deloitte & Touche LLP
Chicago, Illinois
May 20, 2010